UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VITESSE SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer))

LLIU100 ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

MICROSEMI CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

928497304

(CUSIP Number of Class of Securities)

David Goren, Esq.

Senior Vice President and Chief Legal and Compliance Officer

Microsemi Corporation

One Enterprise

Aliso Viejo, California 92656

(949) 380-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$401,238,831.84	$46,623.95

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 69,285,528 shares of common stock, par value $0.01 per share, of Vitesse Semiconductor Corporation (the “Company”) issued and outstanding multiplied by the offer price of $5.28 per share as of March 27, 2015; (ii) 3,043,024 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of March 27, 2015 multiplied by the offer price of $5.28 per share less the weighted average exercise price for such options of $3.34 per share, (iii) 3,233,651 Shares subject to outstanding restricted stock units as of March 27, 2015, multiplied by the offer price of $5.28 per share, and (iv) up to 430,000 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the Amended and Restated 2011 Employee Stock Purchase Plan of the Company multiplied by the offer price of $5.28 per share. The calculation of the filing fee is based on information provided by the Company of March 27, 2015.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (cross-border issuer tender offer).

☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) LLIU100 Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Microsemi” or “Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Company Shares”), of Vitesse Semiconductor Corporation, a Delaware corporation (the “Company”), at a purchase price of $5.28 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Vitesse Semiconductor Corporation, a Delaware corporation. The Company’s principal executive offices are located at 4721 Calle Carga, Camarillo, California 93012. The telephone number of the Company is (805) 388-3700.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of the Company. The Company has advised Parent that, as of March 27, 2015, 69,285,528 Company Shares were issued and outstanding.

(c) The information set forth in the sections in the Offer to Purchase entitled “Price Range of Company Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)—(c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)(1)(i)—(viii), (xii), (a)(2)(i)—(iv), (vii) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Acceptance for Payment and Payment for Company Shares,” “Procedures for Accepting the Offer and Tendering Company Shares,” “Withdrawal Rights,” “Certain Material United States Federal Income Tax Consequences to U.S. Holders,” “The Transaction Documents,” “Purpose of the Offer; Plans for the Company,” “Conditions of the Offer,” “Certain Legal Matters; Regulatory Approvals” and “Miscellaneous” is incorporated herein by reference.

(a)(1)(ix)—(xi), (a)(2)(v)—(vi) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past

Contacts or Negotiations with the Company,” “The Transaction Documents” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)—(7) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Company Shares; Dividends,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Documents,” “Purpose of the Offer; Plans for the Company” and “Certain Effects of the Offer” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)—(b), (d) The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

(c) The information set forth in the sections of the Offer to Purchase entitled “Source and Amount of Funds” and “Fees and Expenses” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “The Transaction Documents” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “The Transaction Documents” and “Purpose of the Offer; Plans for the Company” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated March 31, 2015.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint press release issued by Microsemi Corporation and Vitesse Semiconductor Corporation on March 18, 2015 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on March 31, 2015.

(a)(5)(C)	Transcript of Microsemi Corporation Analyst/Investor Day, March 18, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsemi on March 19, 2015).

(a)(5)(D)	Microsemi Corporation Analyst Day presentation, dated March 18, 2015 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(a)(5)(E)	Complaint filed by Jefferson Mattox on behalf of himself and all others similarly situated, on March 23, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(F)	Complaint filed by George Gowan on behalf of himself and all others similarly situated, on March 27, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(G)	Complaint filed by Bernard McGoey on behalf of himself and all others similarly situated, on March 30, 2015, in the Court of Chancery of the State of Delaware.

(b)(1)	Commitment Letter, dated March 17, 2015, with Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(d)(1)	Agreement and Plan of Merger, by and among Microsemi Corporation, LLIU100 Acquisition Corp. and Vitesse Semiconductor Corporation, dated March 17, 2015 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).*

(d)(2)	Tender and Support Agreement, dated March 17, 2015, by and among Microsemi Corporation and certain stockholders of Vitesse Semiconductor Corporation listed on Annex I thereto (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(d)(3)	Confidentiality Agreement between Microsemi Corporation and Vitesse Semiconductor Corporation, dated March 13, 2013.

(d)(4)	Amendment to Confidentiality Agreement between Microsemi Corporation and Vitesse Semiconductor Corporation, dated February 4, 2015.

(d)(5)	Letter Agreement, dated February 23, 2015 between Microsemi Corporation and Vitesse Semiconductor Corporation.

(d)(6)	Letter Agreement, dated March 11, 2015 between Microsemi Corporation and Vitesse Semiconductor Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Certain schedules have been omitted and Microsemi Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 31, 2015	LLIU100 Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
Name: John W. Hohener
Title: Chief Financial Officer, Secretary

Date: March 31, 2015	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
Name: John W. Hohener
Title: Executive Vice President,
Chief Financial Officer, Secretary and Treasurer

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated March 31, 2015.

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Joint press release issued by Microsemi Corporation and Vitesse Semiconductor Corporation on March 18, 2015 (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on March 31, 2015.

(a)(5)(C)	Transcript of Microsemi Corporation Analyst/Investor Day, March 18, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsemi on March 19, 2015).

(a)(5)(D)	Microsemi Corporation Analyst Day presentation, dated March 18, 2015 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(a)(5)(E)	Complaint filed by Jefferson Mattox on behalf of himself and all others similarly situated, on March 23, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(F)	Complaint filed by George Gowan on behalf of himself and all others similarly situated, on March 27, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(G)	Complaint filed by Bernard McGoey on behalf of himself and all others similarly situated, on March 30, 2015, in the court of Chancery of the State of Delaware.

(b)(1)	Commitment Letter, dated March 17, 2015, with Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(d)(1)	Agreement and Plan of Merger, by and among Microsemi Corporation, LLIU100 Acquisition Corp. and Vitesse Semiconductor Corporation, dated March 17, 2015 (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).*

(d)(2)	Tender and Support Agreement, dated March 17, 2015, by and among Microsemi Corporation and certain stockholders of Vitesse Semiconductor Corporation listed on Annex I thereto (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (File No.000-08866) filed by Microsemi Corporation on March 18, 2015).

(d)(3)	Confidentiality Agreement between Microsemi Corporation and Vitesse Semiconductor Corporation, dated March 13, 2013.

(d)(4)	Amendment to Confidentiality Agreement between Microsemi Corporation and Vitesse Semiconductor Corporation, dated February 4, 2015.

(d)(5)	Letter Agreement, dated February 23, 2015 between Microsemi Corporation and Vitesse Semiconductor Corporation.

(d)(6)	Letter Agreement, dated March 11, 2015 between Microsemi Corporation and Vitesse Semiconductor Corporation.

(g)	Not applicable.

(h)	Not applicable.

*	Certain schedules have been omitted and Microsemi Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.